

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2023

Michael J. Maddox
President and Chief Executive Officer and Director
CrossFirst Bankshares, Inc.
11440 Tomahawk Creek Parkway
Leawood, KS 66211

> **Re: CrossFirst Bankshares, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 23, 2023**
> **File No. 333-269943**

Dear Michael J. Maddox:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Scott Gootee